UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                        SCHEDULE 13D


         Under the Securities Exchange Act of 1934
                    (Amendment No. 3)*

                   Starrett Corporation

                     (Name of Issuer)

          Common Stock, par value $1.00 per share

              (Title of Class of Securities)
                        855 677 100

                      (CUSIP Number)

                       Oded Aboodi
               1285 Avenue of the Americas
                   New York, NY 10019
                     (212) 641-5111

_________________________________________________________________
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                      February 24, 1997
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No.  855 677 100                                   Page   2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ODED ABOODI (###-##-####)
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [X]
                                                       (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY?  EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER 387,360

     8    SHARED VOTING POWER

     9    SOLE DISPOSITIVE POWER

          387,360

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,360

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%



14   TYPE OF REPORTING PERSON*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION

                              SCHEDULE 13D


CUSIP No.  855 677 100                    Page     3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OEA PARTNERS  (22-240-9314)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]

                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)   [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY? EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER

          50,000

     8    SHARED VOTING POWER

     9    SOLE DISPOSITIVE POWER
          50,000

     10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%


14   TYPE OF REPORTING PERSON*
     PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION

                            SCHEDULE 13D



CUSIP No.     855 677 100                 Page    4


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KADIMA PARTNERS (22-276496)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY?  EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER

          308,760

     8    SHARED VOTING POWER

     9    SOLE DISPOSITIVE POWER

          308,760

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          308,760

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%

14   TYPE OF REPORTING PERSON*

     PN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION


          This Amendment to Schedule 13D is being filed on behalf of Oded Aboodi, OEA Partners and Kadima Partners, and amends the
Schedule 13D dated January 18, 1989, as heretofore amended, relating to shares of Common Stock, $1.00 par value ("Common Stock") of Starrett Corporation, a New York corporation, 909 Third Avenue, New York, New York 10022, as set forth below.

          The purpose of this filing is to report that Paul Milstein, Seymour Milstein, Henry Benach and Oded Aboodi (the "Sellers") and The Related Companies, L.P., the parties to the letter of intent dated January 9, 1997 (the "Parties" and the "Letter"), as described in Amendment No. 2 to Schedule 13D, have extended the Letter with respect to the matters set forth in Item 6 below.

Item 4.   Purpose of Transaction

          The purpose of the aforesaid extension is to enable the Parties to continue the negotiations for the sale of shares of Common Stock as described in the Letter.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

          On February 24, 1997 the Parties amended the Letter by changing the date in the first sentence of the third paragraph of the Letter from "January 31, 1997" to "March 31, 1997", thereby extending the restriction on transfer of shares of Common Stock by the Sellers set forth in such sentence until March 31, 1997.

Item 7.   Material to be Filed as Exhibits.

          This amendment includes the following exhibit:

          - Letter executed by the Parties
                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED:  February 26, 1997


                         __________________________________
                         Oded Aboodi


                         KADIMA PARTNERS

                         By:_______________________________
                            Oded Aboodi
                            General Partner


                         OEA PARTNERS

                         By:________________________________
                            Oded Aboodi
                            General Partner

                   The Related Companies, L.P.

                                   February 21, 1997




Mr. Seymour Milstein
Mr. Paul Milstein
1271 Avenue of the Americas
New York, NY  10019

Mr. Henry Benach
3110 Miro Drive North
Palm Beach Gardens, FL 33410

Mr. Oded Aboodi
1285 Avenue of the Americas
New York, NY  10020

Gentlemen:

          On January 9, 1997, The Related Companies, L.P., ("Related") entered into a Letter of Intent with you concerning our interest in considering a potential acquisition by Related or its affiliates of a total of 3,234,946 shares of common stock, par value $1.00 par share ("Common Stock"), of Starrett Corporation, a New York Corporation (the "Company"). The parties to the Letter of Intent hereby agree to amend that the Letter of Intent (a copy of which is attached hereto) to change the date in the first sentence of the third full paragraph of the Letter of Intent from "January 31, 1997", to "March 31, 1997", and otherwise confirm the Letter of Intent in its entirety.

          This letter and your acceptance hereof does not constitute an offer or agreement or arrangement to purchase or sell any shares of capital stock of the Company. The proposed transaction contemplated by the Letter of Intent and this amendment thereto is subject to execution and delivery of a mutually satisfactory stock purchase agreement and ancillary related agreements.

          Please acknowledge your agreement with the above by executing a copy hereof in the space provided therefor below, and return the same to the undersigned by hand at the address above.

                         Sincerely yours,


                         The Related Companies, L.P.

                         By:  The Related Realty Group, as
                              General Partner

                              By:  /s/

                              Name:
                              Title:  President

Accepted and Agreed
(February 21, 1997)


/s/
Seymour Milstein


/s/
Paul Milstein


/s/
Henry Benach


/s/
Oded Aboodi